FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

Telephones of Mexico

(Translation of Registrant's Name into English)

Parque Vía 190

Colonia Cuauhtémoc

México City 06599, México, D.F.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....✓.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....... No...✓...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2012

I N D E X

FS-01 CONSOLIDATED STATEMENT OF FINANCIAL POSITION - AS OF MARCH 31, 2012 AND DECEMBER 31, 2011

FS-02 CONSOLIDATED STATEMENT OF FINANCIAL POSITION - INFORMATIONAL DATA - AS OF MARCH 31, 2012 AND DECEMBER 31, 2011

FS-03 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

FS-04 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - OTHER ITEMS OF COMPREHENSIVE INCOME (LOSS) (NET OF TAX) - FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

FS-05 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - INFORMATIONAL DATA - FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

FS-06 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME - INFORMATIONAL DATA (12 MONTHS) - TO MARCH 31 OF 2012 AND 2011

FS-07 CONSOLIDATED STATEMENT OF CASH FLOWS - TO MARCH 31 OF 2012 AND 2011

FS-08 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3.- INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

ANNEX 4.- BREAKDOWN OF CREDITS

ANNEX 5.- MONETARY FOREIGN CURRENCY POSITION

ANNEX 6.- DEBT INSTRUMENTS

ANNEX 7.-DISTRIBUTION OF REVENUE BY PRODUCT

ANALYSIS OF PAID CAPITAL STOCK

COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION)

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2012

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011

(Thousands of Mexican Pesos)

Final printing

---

ACCOUNT	SUBACCOUNT	ENDING CURRENT QUARTER	ENDING PREVIOUS YEAR
		Amount	Amount
		1Q2012	4Q2011
TOTAL ASSETS		157,524,012	160,760,958
TOTAL CURRENT ASSETS		32,745,267	36,231,176
CASH AND CASH EQUIVALENTS		1,570,471	1,795,004
SHORT-TERM INVESMENTS		0	0
	AVAILABLE-FOR-SALE INVESTMENTS	0	0
	TRADING INVESTMENTS	0	0
	HELD-TO-MATURITY INVESTMENTS	0	0
TRADE RECEIVABLES, NET		15,026,496	15,419,212
	TRADE RECEIVABLES	20,546,620	20,926,965
	ALLOWANCE FOR DOUBTFUL ACCOUNTS	(5,520,124)	(5,507,753)
OTHER RECEIVABLES, NET		7,057,762	6,608,853
	OTHER RECEIVABLES	7,057,762	6,608,853
	ALLOWANCE FOR DOUBTFUL ACCOUNTS	0	0
INVENTORIES		1,426,093	1,583,059
BIOLOGICAL CURRENT ASSETS
OTHER CURRENT ASSETS		7,664,445	10,825,048
	PREPAYMENTS	2,910,937	2,570,257
	DERIVATIVE FINANCIAL INSTRUMENTS	2,768,169	6,114,677
	ASSETS AVAILABLE FOR SALE	0	0
	DISCONTINUED OPERATIONS	0	0
	RIGHTS AND LICENSES	0	0
	OTHER	1,985,339	2,140,114
TOTAL NON-CURRENT ASSETS		124,778,745	124,529,782
ACCOUNTS RECEIVABLE, NET		0	0
INVESTMENTS		1,618,473	1,585,330
	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	1,497,496	1,464,155
	HELD-TO-MATURITY INVESTMENTS	0	0
	AVAILABLE-FOR-SALE INVESTMENTS	0	0
	OTHER INVESTMENTS	120,977	121,175
PROPERTY, PLANT AND EQUIPMENT, NET		97,260,467	98,448,620
	LAND AND BUILDINGS	19,356,855	19,360,900
	MACHINERY AND INDUSTRIAL EQUIPMENT	91,634,547	90,486,725
	OTHER EQUIPMENT	22,118,347	21,355,497
	ACCUMULATED DEPRECIATION	(37,580,323)	(33,536,677)
	CONSTRUCTION IN PROGRESS	1,731,041	782,175
INVESTMENT PROPERTY		0	0
BIOLOGICAL NON- CURRENT ASSETS		0	0
INTANGIBLE ASSETS, NET		1,117,773	1,151,470
	GOODWILL	103,289	103,289
	TRADEMARKS	421,131	428,246
	RIGHTS AND LICENSES	409,456	428,615
	CONCESSIONS	183,897	191,320
	OTHER INTANGIBLE ASSETS	0	0
DEFERRED TAX ASSETS		0	0
OTHER NON-CURRENT ASSETS		24,782,032	23,344,362
	PREPAYMENTS	0	0
	DERIVATIVE FINANCIAL INSTRUMENTS	0	0
	EMPLOYEE BENEFITS	23,527,527	22,327,733
	AVAILABLE FOR SALE ASSETS	0	0
	DISCONTINUED OPERATIONS	0	0
	DEFERRED CHARGES	1,254,505	1,016,629
	OTHER	0	0
TOTAL LIABILITIES		107,407,758	111,647,558
TOTAL CURRENT LIABILITIES		31,239,496	35,785,179
BANK LOANS		4,010,538	7,875,567
STOCK MARKET LOANS		4,800,000	4,800,000
OTHER LIABILITIES WITH COST		0	0
TRADE PAYABLES		6,687,384	8,905,137
TAXES PAYABLE		1,032,415	1,325,773
	INCOME TAX PAYABLE	0	0
	OTHER TAXES PAYABLE	1,032,415	1,325,773
OTHER CURRENT LIABILITIES		14,709,159	12,878,702
	INTEREST PAYABLE	702,529	634,861
	DERIVATIVE FINANCIAL INSTRUMENTS	1,541,696	1,496,359
	DEFERRED REVENUE	1,105,612	1,279,312
	EMPLOYEE BENEFITS	6,841,724	5,029,015
	PROVISIONS	0	0
	CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
	DISCONTINUED OPERATIONS	0	0
	OTHER	4,517,598	4,439,155
TOTAL NON-CURRENT LIABILITIES		76,168,262	75,862,379
BANK LOANS		10,208,423	15,116,479
STOCK MARKET LOANS		33,077,809	34,131,014
OTHER LIABILITIES WITH COST		16,070,000	9,870,000
DEFERRED TAX LIABILITIES		15,698,402	15,616,261
OTHER NON-CURRENT LIABILITIES		1,113,628	1,128,625
	DERIVATIVE FINANCIAL INSTRUMENTS	0	0
	DEFERRED REVENUE	1,113,628	1,128,625
	EMPLOYEE BENEFITS	0	0
	PROVISIONS	0	0
	NON-CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
	DISCONTINUED OPERATIONS	0	0
	OTHER	0	0
TOTAL EQUITY		50,116,254	49,113,400
EQUITY ATTRIBUTABLE TO OWNERS OF PARENT		49,783,646	48,779,238
CAPITAL STOCK		5,441,295	5,441,295
SHARES REPURCHASED		0	0
PREMIUM ON ISSUANCE OF SHARES		0	0
CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES		0	0
OTHER CONTRIBUTED CAPITAL		0	0
RETAINED EARNINGS (ACCUMULATED LOSSES)		44,439,072	43,435,716
	LEGAL RESERVE	1,094,763	1,094,763
	OTHER RESERVES	0	0
	RETAINED EARNINGS	33,509,810	21,407,194
	NET INCOME FOR THE PERIOD	3,482,414	14,581,674
	OTHER	6,352,085	6,352,085
ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF TAX)		(96,721)	(97,773)
	GAIN ON REVALUATION OF PROPERTIES	0	0
	ACTUARIAL GAINS (LOSSES) FROM LABOR OBLIGATIONS	0	0
	FOREING CURRENCY TRANSLATION	60,631	162,310
	CHANGES IN THE VALUATION OF FINANCIAL ASSETS AVAILABLE FOR SALE	0	0
	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	(157,352)	(260,083)
	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0
	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0
	OTHER COMPREHENSIVE INCOME	0	0
NON-CONTROLLING INTERESTS		332,608	334,162

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2012

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011

(Thousands of Mexican Pesos)

Final printing

---

ACCOUNT	ENDING CURRENT QUARTER	ENDING PREVIOUS YEAR
	Amount	Amount
	1Q2012	4Q2011
SHORT-TERM FOREIGN CURRENCY LIABILITIES	7,182,466	12,452,966
LONG-TERM FOREIGN CURRENCY LIABILITIES	22,186,232	28,147,493
CAPITAL STOCK (NOMINAL)	77,843	77,843
RESTATEMENT OF CAPITAL STOCK	5,363,452	5,363,452
PLAN ASSETS FOR PENSIONS AND SENIORITY PREMIUMS	0	0
NUMBER OF EXECUTIVES (*)	77	81
NUMBER OF EMPLOYEES (*)	9,570	9,769
NUMBER OF WORKERS (*)	40,938	41,227
OUTSTANDING SHARES (*)	18,029,500,000	18,029,500,000
REPURCHASED SHARES (*)	0	128,500,000
RESTRICTED CASH (1)	0	0
GUARANTEED DEBT OF ASSOCIATED COMPANIES	0	0

  (1) This concept must be filled when there are guarantees or restrictions that affect cash and cash equivalents

  (*) Data units

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2012

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(Thousands of Mexican Pesos)

Final printing

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ACCOUNT	SUBACCOUNT	CURRENT YEAR		PREVIOUS YEAR
		1Q2012		1Q2011
		ACCUMULATED	QUARTER	ACCUMULATED	QUARTER

REVENUE		26,582,306	26,582,306	27,546,700	27,546,700
	SERVICES	24,501,181	24,501,181	25,878,002	25,878,002
	SALE OF GOODS	1,235,971	1,235,971	1,132,031	1,132,031
	INTERESTS	0	0	0	0
	ROYALTIES	0	0	0	0
	DIVIDENDS	0	0	0	0
	LEASES	0	0	0	0
	CONSTRUCTIONS	0	0	0	0
	OTHER REVENUE	845,154	845,154	536,667	536,667
COST OF SALES		15,007,670	15,007,670	14,833,830	14,833,830
GROSS PROFIT		11,574,636	11,574,636	12,712,870	12,712,870
GENERAL EXPENSES		5,836,956	5,836,956	5,603,837	5,603,837
PROFIT (LOSS) BEFORE OTHER INCOME (EXPENSE), NET		5,737,680	5,737,680	7,109,033	7,109,033
OTHER INCOME (EXPENSE), NET		-354,328	-354,328	-450,274	-450,274
OPERATING PROFIT (LOSS)		5,383,352	5,383,352	6,658,759	6,658,759
FINANCE INCOME		3,449,527	3,449,527	1,578,857	1,578,857
	INTEREST INCOME	70,542	70,542	127,191	127,191
	GAIN ON FOREIGN EXCHANGE, NET	3,378,985	3,378,985	1,451,666	1,451,666
	GAIN ON DERIVATIVES, NET	0	0	0	0
	GAIN ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
	OTHER FINANCE INCOME	0	0	0	0
FINANCE COSTS		3,656,317	3,656,317	2,555,915	2,555,915
	INTEREST EXPENSE	836,602	836,602	799,921	799,921
	LOSS ON FOREIGN EXCHANGE, NET	0	0	0	0
	LOSS ON DERIVATIVES, NET	2,819,715	2,819,715	1,417,161	1,417,161
	LOSS ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
	OTHER FINANCE COSTS	0	0	338,833	338,833
FINANCE INCOME (COSTS), NET		-206,790	-206,790	-977,058	-977,058
SHARE OF PROFIT (LOSS) OF ASSOCIATES AND JOINT VENTURES		55,277	55,277	6,878	6,878
PROFIT (LOSS) BEFORE INCOME TAX		5,231,839	5,231,839	5,688,579	5,688,579
INCOME TAX EXPENSE		1,750,050	1,750,050	1,934,324	1,934,324
	CURRENT TAX	1,707,860	1,707,860	1,568,914	1,568,914
	DEFERRED TAX	42,190	42,190	365,410	365,410
PROFIT (LOSS) FROM CONTINUING OPERATIONS		3,481,789	3,481,789	3,754,255	3,754,255
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS		0	0	0	0
NET PROFIT (LOSS)		3,481,789	3,481,789	3,754,255	3,754,255
PROFIT (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTERESTS		-625	-625	-3,792	-3,792
PROFIT (LOSS) ATTRIBUTABLE TO OWNERS OF PARENT		3,482,414	3,482,414	3,758,047	3,758,047

BASIC EARNINGS (LOSS) PER SHARE		0.19	0.19	0.21	0.21
DILUTED EARNINGS (LOSS) PER SHARE		0.00	0.00	0.00	0.00

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2012

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

- OTHER ITEMS OF COMPREHENSIVE INCOME (LOSS) (NET OF TAX) –

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(Thousands of Mexican Pesos)

Final printing

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ACCOUNT	CURRENT YEAR		PREVIOUS YEAR
	1Q2012		1Q2011
	ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
NET PROFIT (LOSS)	3,481,789	3,481,789	3,754,255	3,754,255
DISCLOSURES NOT BE RECLASSIFIED ON INCOME
PROPERTY REVALUATION GAINS	0	0	0	0
ACTUARIAL EARNINGS (LOSS) FROM LABOR OBLIGATIONS	0	0	0	0
SHARE OF INCOME ON REVALUATION ON PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
DISCLOSURES MAY BE RECLASSIFIED SUBSEQUENTLY TO INCOME
FOREING CURRENCY TRANSLATION	(102,609)	(102,609)	(45,808)	(45,808)
CHANGES IN THE VALUATION OF FINANCIAL ASSETS HELD-FOR-SALE	0	0	0	0
CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	102,732	102,732	(320,521)	(320,521)
CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0	0
SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
OTHER COMPREHENSIVE INCOME	0	0	0	0
TOTAL OTHER COMPREHENSIVE INCOME	123	123	(366,329)	(366,329)

TOTAL COMPREHENSIVE INCOME	3,481,912	3,481,912	3,387,926	3,387,926
COMPREHENSIVE INCOME, ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(1,554)	(1,554)	(3,792)	(3,792)
COMPREHENSIVE INCOME, ATTRIBUTABLE TO OWNERS OF PARENT	3,483,466	3,483,466	3,391,718	3,391,718

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2012

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

- INFORMATIONAL DATA –

FOR THE THREE MONTHS ENDED MARCH 31, 2012 AND 2011

(Thousands of Mexican Pesos)

Final printing

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ACCOUNT	CURRENT YEAR		PREVIOUS YEAR
	1Q2012		1Q2011
	ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
OPERATING DEPRECIATION AND AMORTIZATION	4,122,482	4,122,482	4,136,492	4,136,492
EMPLOYEE PROFIT SHARING EXPENSE	391,149	391,149	460,647	460,647

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2012

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

- INFORMATIONAL DATA (12 MONTHS)-

TO MARCH 31 OF 2012 AND 2011

(Thousands of Mexican Pesos)

Final printing

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Informative data (12 Months)	YEAR
	CURRENT	PREVIOUS
	1Q2012	1Q2011
REVENUE NET (**)	111,101,664	112,542,153
OPERATING PROFIT (LOSS) (**)	25,306,681	27,055,523
PROFIT (LOSS) ATTRIBUTABLE TO OWNERS OF PARENT(**)	14,306,041	14,426,481
NET PROFIT (LOSS) (**)	14,330,101	14,410,206
OPERATING DEPRECIATION AND AMORTIZATION (**)	16,534,518	16,838,890

(**) Information of the last twelve months.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2012

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENT OF CASH FLOWS

TO MARCH 31 OF 2012 AND 2011

(Thousands of Mexican Pesos)

Final printing

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ACCOUNT	SUBACCOUNT	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
OPERATING ACTIVITIES
PROFIT (LOSS) BEFORE INCOME TAX		5,231,839	5,688,579
+(-) ITEMS NOT REQUIRING CASH		2,189,205	1,823,272
	+ ESTIMATE FOR THE PERIOD	15,704	1,960
	+ PROVISION FOR THE PERIOD	2,173,501	1,821,312
	+(-) OTHER UNREALISED ITEMS	0	0
+(-) ITEMS RELATED TO INVESTING ACTIVITIES		4,152,038	4,230,326
	DEPRECIATION AND AMORTISATION FOR THE PERIOD	4,207,315	4,237,204
	(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
	+(-) LOSS (REVERSAL) IMPAIRMENT	0	0
	(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	(55,277)	(6,878)
	(-) DIVIDENDS RECEIVED	0	0
	(-) INTEREST RECEIVED	0	0
	(-) EXCHANGE FLUCTUATION	0	0
	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0
+(-) ITEMS RELATED TO FINANCING ACTIVITIES		471,231	1,137,820
	(+) ACCRUED INTEREST	836,602	799,921
	(+) EXCHANGE FLUCTUATION	(3,185,086)	(1,418,095)
	(+) DERIVATIVE TRANSACTIONS	2,819,715	1,417,161
	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	338,833
CASH FLOWS BEFORE INCOME TAX		12,044,313	12,879,997
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES		(4,160,996)	(5,473,180)
	+(-) DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE	392,717	(1,601,226)
	+(-) DECREASE (INCREASE) IN INVENTORIES	156,967	(40,209)
	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(947,415)	(930,833)
	+(-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	(157,720)	(13,283)
	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,972,228)	(201,691)
	+(-) INCOME TAXES PAID OR RETURNED	(1,633,317)	(2,685,938)
NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES		7,883,317	7,406,817
INVESTING ACTIVITIES
NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES		(5,259,210)	(3,157,908)
	(-) PERMANENT INVESTMENTS	0	0
	+ DISPOSITION OF PERMANENT INVESTMENTS	0	0
	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(5,253,088)	(3,156,823)
	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
	(-) TEMPORARY INVESTMENTS	0	0
	+ DISPOSITION OF TEMPORARY INVESTMENTS	0	0
	(-) INVESTMENT IN INTANGIBLE ASSETS	(6,122)	(1,085)
	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
	(-) ACQUISITIONS OF VENTURES	0	0
	+ DISPOSITIONS OF VENTURES	0	0
	+ DIVIDEND RECEIVED	0	0
	+ INTEREST RECEIVED	0	0
	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0
FINANCING ACTIVITIES
NET CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES		(2,848,640)	(8,495,278)
	+ BANK FINANCING	0	0
	+ STOCK MARKET FINANCING	0	1,000,000
	+ OTHER FINANCING	8,700,000	0
	(-) BANK FINANCING AMORTISATION	(6,660,591)	(510,121)
	(-) STOCK MARKET FINANCING AMORTISATION	0	(5,403,641)
	(-) OTHER FINANCING AMORTISATION	(2,500,000)	0
	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
	(-) DIVIDENDS PAID	(2,434,112)	(2,215,514)
	+ PREMIUM ON ISSUANCE OF SHARES	0	0
	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
	(-) INTEREST EXPENSE	(688,138)	(850,371)
	(-) REPURCHASE OF SHARES	0	(860,697)
	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	734,201	345,066
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(224,533)	(4,246,369)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		0	0
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		1,795,004	7,493,465
CASH AND CASH EQUIVALENTS AT END OF PERIOD		1,570,471	3,247,096

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2012

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Thousands of Mexican Pesos)

Final printing

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CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	PREMIUM ON ISSUANCE OF SHARES	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	PROFITS OR LOSSES ACCUMULATED		OTHER ITEMS OF INCOME (LOSS) ACCUMULATED COMPREHENSIVE	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	NON-CONTROLLING INTERESTS	TOTAL EQUITY
						RESERVES	RETAINED EARNINGS (ACCUMULATED LOSSES)
BALANCE AT JANUARY 31, 2011	5,467,035	0	0	0	0	1,094,763	38,790,943	112,881	45,465,622	309,357	45,774,979
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	(2,261,188)	0	(2,261,188)	0	(2,261,188)
CAPITAL INCREASE (DECREASE)	0	0	0	0	0	0	0	0	0	0	0
REPURCHASE OF SHARES	(16,422)	0	0	0	0	0	(844,273)	0	(860,695)	0	(860,695)
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	3,758,047	(366,329)	3,391,718	(3,792)	3,387,926
BALANCE AT MARCH 31, 2011	5,450,613	0	0	0	0	1,094,763	39,443,529	(253,448)	45,735,457	305,565	46,041,022

BALANCE AT JANUARY 31, 2012	5,441,295	0	0	0	0	1,094,763	42,340,953	(97,773)	48,779,238	334,162	49,113,400
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	(2,479,056)	0	(2,479,056)	0	(2,479,056)
CAPITAL INCREASE (DECREASE)	0	0	0	0	0	0	0	0	0	0	0
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	3,482,414	1052	3,483,464	(1,554)	3,481,910
BALANCE AT MARCH 31, 2012	5,441,295	0	0	0	0	1,094,763	43,344,311	(96,721)	49,783,646	332,608	50,116,254

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2012

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Final printing

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Highlights

1st. Quarter 2012

  At March 31, 2012, TELMEX supported 14.589 million lines, a decrease of 6.3% compared with a year ago. The reduction includes 184,000 lines that did not generate revenues. Total lines included:

  Telmex Social: 1.489 million lines concentrated in rural communities and prepaid lines, with a reduction of 469,000 lines in the last 12 months .

  Also, 686,000 public telephony lines, which have decreased in the last 12 months by 41,000.

  In total, we had 12 million 414 thousand lines.

  TELMEX confirms our commitment to offer our customers products and services with the highest levels of quality and to continue making investments that allow us to be at the vanguard, with the most reliable, efficient, modern and secure state-of-the-art technology network available in the market. In response to this approach, we have 8.079 million infinitum broadband customers that choose TELMEX due to our quality, continuity, speed and price of our services. In the last 6 years, broadband services in Mexico have increased an average of 49.5%, making Mexico one of the three members among the OECD countries with the highest growth rates ( OECD –Broadband portal ).

  infinitum’ s growth has been supported by the sa le of 3.3 m illion computers, including laptops, PCs and tablets, since 1999. The retail program recognizes that o ne of the main barriers affecting broadband growth is the lack of PC penetration in Mexican homes.

  The October 3, 2006, “Acuerdo de Convergencia” (Convergence Agreement), which was issued by the Federal Government through the Secretaría de Comunicaciones y Transportes (Communications and Transportation Ministry), established the basis for the convergence of telecommunications networks more than 5 and a half years ago. TELMEX has already met the requirements, but, even so, to date the authorities have not issued the corresponding favorable resolution that allows us to offer TV services. This situation is delaying development of the information society in the country and avoiding opportunities for consumers to enjoy the benefits of convergence and to have a better and bigger offering of services at competitive prices.

  During the first quarter, we continued to improve our portfolio of services by expanding the features of integrated plans with attractively priced monthly rents. These enhancements included adding local calls, domestic long distance, international long distance and cellular minutes, as well as higher speeds to access the Internet with infinitum quality.

  Revenues in the first quarter of 2012 totaled 26.582 billion pesos, a decrease of 3.5% compared with the same period of 2011, mainly due to an increase of 3.6% in data revenues offset by the 41.5% decrease in interconnection revenues due to CPP rate reduction and lower revenues from long distance and local services, which declined 8.2% and 3.1%, respectively.

  In the first quarter of the year, EBITDA (1) totaled 9.590 billion pesos and operating income totaled 5.383 billion pesos, with a margin of 20.3%.

  Net income in the first quarter totaled 3.482 billion pesos, 7.3% lower than in the year-earlier first quarter. In the period, earnings per share were 19.3 Mexican cents, 6.8% lower than the same period of the previous year.

  At March 31, 2012, total debt was the equivalent of 5.305 billion dollars, 393 million dollars less than March 31, 2011. Total net debt (2) was equivalent to 5.183 billion dollars.

  Capital expenditures (Capex) were the equivalent of 269.7 million dollars in the first quarter. Of this investment, 84.5% was used for growth and infrastructure projects in the data business, connectivity and transmission networks.

(1) EBITDA is defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor Relations section where you can find the reconciliation of EBITDA to operating income.

(2) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Relevant Events

TELMEX calls for Shareholders’ Meetings

On February 15, 2012, The Board of Directors approved to call for series "L" Special and Annual Shareholders' Meetings, to be held on April 25, 2012, in order to discuss, among other matters, the following proposals: appointment or ratification of the members of the Board of Directors pertaining to Series “L” shares; approval, as the case may be, of the Chief Executive Officer and Board of Directors’ reports and the financial statements for fiscal year 2011, as well as the presentation of the Audit and Corporate Practices Committees Reports and the Opinion of the Board of Directors on the Chief Executive Officer’s report; the ratification of the activities of the Board of Directors and the Chief Executive Officer; the appointment or ratification, as the case may be, of the members of the Board of Directors; and to declare a cash dividend of $0.55 Mexican pesos per outstanding share, resulting from the net tax profit account, to be made in Mexico on or after December 19, 2012.

TELMEX calls for Shareholders’ Meeting to approve the deregistration of its securities and their delisting from the Mexican Stock Exchange

TELMEX announced on April 2, 2012, that it called for an Extraordinary Shareholders’ Meeting to be held on April 25, 2012, to discuss the approval, as applicable, of the deregistration of the Company´s securities from the National Securities Registry (Registro Nacional de Valores) and the delisting from the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.).

Operating Results

Lines and local traffic

  At March 31, 2012, TELMEX supported 14.589 million lines, a decrease of 6.3% compared with a year ago. The reduction includes 184,000 lines that did not generate revenues. Total lines included:

  Telmex Social: 1.489 million lines concentrated in rural communities and prepaid lines, with a reduction of 469,000 lines in the last 12 months .

  Also, 686,000 public telephony lines, which have decreased in the last 12 months by 41,000.

  In total, we had 12 million 414 thousand lines.

During the first quarter, local calls decreased 6.8% comp ared with the same period of 2011, t otaling 4.223 billion. The decline reflected the lo w er nu mb er of billed lines due to the growth in cellular telephony services and competition from other operators, as well as customers’ changing consumption profiles.

Long distance

In the first quarter, domestic long distance (DLD) traffic increased 1.8% compared with the same quarter of 2011, totaling 4.414 billion minutes, mainly due to higher termination traffic with other long distance operators.

In the quarter, outgoing international long distance (ILD) traffic decreased 1.9% compared with the first quarter of 2011, totaling 396 million minutes. Among factors contributing to this decline was the decrease in billed lines. Incoming international long distance traffic totaled 3.051 billion minutes. The incoming-outgoing ratio was 7.7 times.

Interconnection

In the first quarter, interconnection traffic totaled 10.874 billion minutes, 4.2% higher than the same quarter of 2011, due to the increase in interconnection traffic and the 7.8% increase in traffic related to calling party pays services.

Internet access

TELMEX confirms our commitment to offer our customers products and services with the highest levels of quality and to continue making investments that allow us to be at the vanguard, with the most reliable, efficient, modern and secure state-of-the-art technology network available in the market. In response to this approach, we have 8.079 million infinitum broadband customers that choose TELMEX due to our quality, continuity, speed and price of our services. In the last 6 years, broadband services in Mexico have increased an average of 49.5%, making Mexico one of the three members among the OECD countries with the highest growth rates (OECD –Broadband portal).

infinitum’s growth has been supported by the sale of 3.3 million computers, including laptops, PCs and tablets, since 1999. The retail program recognizes that one of the main barriers affecting broadband growth is the lack of PC penetration in Mexican homes.

Financial Results

The following financial information for 2012 and 2011 is presented in nominal pesos, according to International Financial Reporting Standards (IFRS).

Revenues: In the first quarter, revenues totaled 26.582 billion pesos, a decrease of 3.5% compared with the same period of the previous year. Revenues related to data services, and other revenues increased 3.6% and 24.7%, respectively, and were not enough to offset revenue gains in other areas. Revenues from interconnection services, long distance and local services decreased 41.5%, 8.2% and 3.1%, respectively, from the previous year’s first quarter.

  Local: Local service revenues totaled 9.451 billion pesos in the quarter, a decrease of 3.1% compared with the first quarter of 2011, due to the reduction in billed lines and the decrease of 6.8% in local traffic volume, which was offset by the increase of 1.0% in revenue per local billed call.

  DLD: DLD revenues totaled 2.787 billion pesos, 8.2% lower than the first quarter of 2011. Average revenue per minute decreased 9.9%, partially offset by the 1.8% increase in traffic due to higher termination traffic with long distance operators, among other factors.

  ILD: ILD revenues totaled 1.548 billion pesos in the first quarter, an increase of 12.3% compared with the same quarter of the previous year. Outgoing international long distance minutes totaled 743 million pesos, 5.8% lower than the first quarter of 2011. Contributing factors included the 3.9% decrease in average revenue per minute and the 1.9% decrease in outgoing traffic. Incoming international long distance traffic revenues totaled 804 million pesos, a 36.5% increase compared with the first quarter of 2011, mainly due to the increase of 46.1% in incoming traffic.

  Interconnection: In the quarter, interconnection revenues decreased 41.5% to 1.826 billion pesos compared with the first quarter of 2011, due to the 44.9% decline in average revenue of calling party pays services, partially offset by a 7.8% increase in traffic.

  Data: Revenues from data services from January to March were 8.889 billion pesos, 3.6% higher compared with the same quarter of 2011. This growth was the result of higher value-added services offered to the corporate market and the 6.8% increase in Internet-access infinitum services.

Costs and expenses: In the first quarter of 2012, total costs and expenses were 16.992 billion pesos, 2.0% higher than the same period of the previous year, due to higher labor expenses and cost of long distance termination traffic offset by lower interconnection costs.

  Cost of sales and services: In the first quarter, cost of sales and services increased 11.3% compared with the same period of 2011, totaling 9.547 billion pesos. Among contributing factors were higher labor costs and pension fund provisions as well as higher maintenance and operating expenses for our telecommunications services .

  Commercial, administrative and general: In the first quarter of 2012, commercial, administrative and general expenses totaled 5.752 billion pesos, 4.5% higher than the same period a year ago, because of higher labor expenses, among others.

  Interconnection: Interconnection costs were 1.339 billion pesos, a decrease of 36.8% compared with the same quarter of 2011 due to the 46.9% reduction in the average amount paid to cellular telephony operators for calling party pays services, mostly with related parties.

  Depreciation and amortization: In the quarter, depreciation and amortization decreased 0.7% compared with the first quarter of 2011, to 4.207 billion pesos.

EBITDA (1) and operating income: EBITDA (1) totaled 9.590 billion pesos in the first quarter of 2012, a decrease of 12.0% compared with the same period of the prior year. The EBITDA margin was 36.1%. Operating income totaled 5.383 billion pesos in the first quarter and the operating margin was 20.3%.

Financing cost: In the first quarter, financing cost produced a charge of 207 million pesos. This was a result of: i) a net interest charge of 1.145 billion pesos, 13.6% higher than the same quarter of last year, related to recognition of the market value of interest rate swaps, partially offset by debt reduction, and ii) a net exchange gain of 938 million pesos because of the first-quarter exchange rate appreciation of 1.1298 pesos per dollar and the 1.577 billion dollars in dollar-peso hedges in effect at March 31, 2012.

Net income: In the first quarter, net income attributable to controlling interest was 3.482 billion pesos, 7.3% lower than the same period of the previous year. Earnings per share were 19.3 Mexican cents, 6.8% lower than the first quarter of 2011.

Investments: In the first quarter of 2012, capital expenditures (Capex) were the equivalent of 269.7 million dollars, of which 84.5% was used for growth and infrastructure projects in the data business, connectivity and transmission networks.

Debt: Total debt at March 31, 2012, was the equivalent of 5.305 billion dollars, 393 million dollars less than in 2011. Of this total, 87.1% is long-term, 53.4% has fixed rates taking interest rate swaps into consideration, and 38.3% is in foreign currency, equivalent to 2.034 billion dollars. To minimize risks from variations in the exchange rate, at March 31, 2012, we had dollar-peso hedges for 1.577 billion dollars.

Total net debt (2) was equivalent to 5.183 billion dollars at the end of March 2012, a decrease of 244 million dollars compared with March 31, 2011.

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting separation of the local and long distance services is presented below for the first quarter of 2012 and 2011.

Mexico Local Service Business
Statements of Income
[ In millions of Mexican pesos ]
		1Q2012	1Q2011	% Inc.
Revenues
Access, rent and measured service	P.	9.282	9.672	(4,0)
LADA interconnection		1.253	1.126	11,3
Interconnection with operators		201	317.000	(36,6)
Interconnection with cellular operators		1.184	2.137	(44,6)
Other		4.184	3.844	8,8
Total		16.104	17.096	(5,8)

Costs and expenses
Cost of sales and services		7.274	6.258	16,2
Commercial, administrative and general		4.709	4.347	8,3
Interconnection		588	1.249	(52,9)
Other expenses, net		139	296	(53,0)
Total		12.710	12.150	4,6

EBITDA	P.	3.394	4.946	(31,4)

Depreciation and amortization		2.172	2.309	(5,9)

Operating income	P.	1.222	2.637	(53,7)

EBITDA margin (%)		21.1	28.9	(7,8)
Operating margin (%)		7.6	15.4	(7,8)

Mexico Long Distance Service Business
Statements of Income
[ In millions of Mexican pesos ]
				% Inc.
Revenues
Domestic long distance	P.	2.748	3.506	(21,6)
International long distance		1.561	1.295	20,5
Total		4.309	4.801	(10,2)

Costs and expenses
Cost of sales and services		1.185	1.155	2,6
Commercial, administrative and general		979	1.256	(22,1)
Interconnection to the local network		1.624	1.689	(3,8)
Other expenses, net		31	41	(24,4)
Total		3.819	4.141	(7,8)

EBITDA	P.	490	660	(25,8)

Depreciation and amortization		378	409	(7,6)

Operating income	P.	112	251	(55,4)

EBITDA margin (%)		11.40	13.70	(2,3)
Operating margin (%)		2.60	5.20	(2,6)

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2012

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Final printing

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TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to unaudited condensed consolidated financial statements

March 31, 2012 and December 31, 2011

(In thousands of Mexican pesos)

1. Description of the Business and Significant Events

I. Description of the Business

Teléfonos de México, S.A.B. de C.V. and its subsidiaries (collectively “the Company” or “TELMEX”) provide telecommunications services, primarily in Mexico, including domestic and international long distance and local telephone services, data services, the connection of customers with cellular networks (calling party pays), as well as the interconnection of domestic long distance carriers’ cellular telephone companies’ and local service carriers’ networks with the TELMEX local network. TELMEX also obtains revenues from the sale of telephone equipment and personal computers.

The amended Mexican government concession under which TELMEX operates was signed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. Among other significant aspects, the concession stipulates the requirements for providing telephony services and establishes the basis for regulating prices.

The prices to be charged for basic telephone services are subject to a cap determined by the Federal Telecommunications Commission (COFETEL). During the last twelve years, TELMEX management decided not to raise its prices for basic services.

TELMEX has concessions in Mexico to operate radio spectrum wave frequency bands to provide fixed wireless telephone services and to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications.

The foreign subsidiary has licenses for use of point-to-point and point-to-multipoint links in the U.S.A.

The Corporate offices of the Company are located at Parque Vía 190, Colonia Cuauhtémoc, C.P. 06599, Mexico City, Mexico and its corporate website is www.telmex.com www.telmex.com .

On April 17, 2012, TELMEX’s Audit Committee and management authorized the issuance of these consolidated financial statements and related notes.

II. Significant Events

a) Public Exchange Offers

On May 11, 2010, América Móvil, S.A.B. de C.V. (América Móvil) launched two concurrent public exchange offers to acquire the outstanding shares of Carso Global Telecom, S.A.B. de C.V. (Carso Global Telecom), which was TELMEX’s controlling shareholder, and Telmex Internacional, S.A.B de C.V.. Carso Global Telecom was the direct holder of 59.4% of the outstanding shares of TELMEX. On June 16, 2010, América Móvil completed the acquisition of 99.4% of the outstanding shares of Carso Global Telecom, by means of a first public exchange offer. As a result, América Móvil indirectly owned 59.1% of the outstanding shares of TELMEX. Upon completion of this transaction, TELMEX became a subsidiary of América Móvil.

On October 11, 2011, América Móvil launched two concurrent public exchange offers to acquire the outstanding shares of TELMEX, of which it was not already the direct or indirect holder. On November 11, 2011, América Móvil concluded the public exchange offer to acquire the shares, and as a result of that offer, its direct and indirect ownership of the outstanding shares of TELMEX increased to 92.99%.

b) On December 19, 2011, at the Extraordinary General Meeting, the shareholders approved to proceed to delist and/ or cancel the registry or inscription of TELMEX´s shares or American Depositary Shares (“ADSs”), from the New York Stock Exchange (“NYSE”) and the NASDAQ Capital Market (“NASDAQ”) and its L Shares from the Mercado de Valores Latinoamericano en Euros in Madrid, Spain (“Latibex”), and to terminate its American Depositary Receipt (“ADRs”) programs. On January 31, 2012, TELMEX filed Form 25 with the U.S. Securities and Exchange Commission, after which TELMEX’s ADSs ended trading on the NYSE and NASDAQ. On the same date, TELMEX ended trading its L shares on Latibex. However, TELMEX shares will continue to be traded on the Bolsa Mexicana de Valores (Mexican Stock Exchange). On April 3, 2012, TELMEX called for an Extraordinary Shareholders’ Meeting to be held on April 25, 2012, to discuss the approval, as applicable, of the deregistration of the Company’s securities from the National Securities Registry (Registro Nacional de Valores) and the delisting from the Mexican Stock Exchange.

2. Adoption of International Financial Reporting Standards (IFRS)

The Company, with the respective authorization of its Board of Directors, Audit Committee, the Mexican Stock Exchange and the Mexican National Banking and Securities Commission, decided to adopt IFRS as issued by the International Accounting Standards Board (“IASB”) as of December 31, 2011, using a transition date as of January 1, 2010.

3. Significant Accounting Policies and Practices

The accounting policies applied by the Company in these consolidated interim financial statements are the same as applied in its financial statements at December 31, 2011.

a) Basis of preparation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”, issued by the International Accounting Standards Board (IASB). These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

In preparing these condensed consolidated interim financial statements the Company has applied IFRS and current interpretations, which are subject to changes issued by the IASB. Therefore, until the Company prepares its complete set of financial statements under IFRS at December 31, 2012, there is the possibility that comparative consolidated financial statements be adjusted.

The preparation of these financial statements under IFRS requires the use of critical estimates and assumptions that affect the amounts reported for certain assets and liabilities, as well as certain income and expenses. It also requires that management exercise judgment in the application of the Company’s accounting policies.

The Mexican peso is the functional currency and reporting currency of these financial statements.

b) Consolidation and basis of translation of financial statements of foreign subsidiaries

i) Consolidation and equity method

The consolidated financial statements include the accounts of Teléfonos de México, S.A.B. de C.V and those of the subsidiaries over which the Company exercises control. All of the companies operate in the telecommunications field or provide services to companies relating to this activity.

Subsidiaries are fully consolidated from the acquisition date, which is the date when TELMEX obtains control, and continue to be consolidated until the date when TELMEX no longer has such control. The financial statements of the subsidiaries are prepared for the same reporting period as TELMEX, using consistent accounting policies.

All intercompany balances and transactions have been eliminated in the consolidated financial statements.

Non-controlling interest refers to certain subsidiaries in which the Company does not hold 100% of the shares. Non-controlling interest is presented as a separate caption of equity in the consolidated statements of financial position, and in the consolidated statements of income and statements of comprehensive income.

The investments in associated companies in which the Company exercises significant influence are accounted for using the equity method, whereby TELMEX recognizes its share in the net income and equity of the associates.

The results of operations of the subsidiaries and associates were incorporated in the Company’s consolidated financial statements as of the month following their acquisition.

TELMEX’s equity interest in its principal subsidiaries and associated companies is as follows:

		% equity interest at
Company	Country	March 31, December 31,
		2012	2011
Subsidiaries:
Integración de Servicios TMX, S.A. de C.V.	México	100%	100%
Alquiladora de Casas, S.A. de C.V.	México	100%	100%
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	México	100%	100%
Consorcio Red Uno, S.A. de C.V.	México	100%	100%
Teléfonos del Noroeste, S.A. de C.V.	México	100%	100%
Uninet, S.A. de C.V.	México	100%	100%
Telmex USA, L.L.C.	E.U.A.	100%	100%
Associated companies:
Grupo Telvista, S.A. de C.V.	México	45%	45%

ii) Basis of translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries are consolidated after they are converted to IFRS in the functional currency, and then converted to the reporting currency. The assets and liabilities in the financial statements of subsidiaries were translated to Mexican pesos at the prevailing exchange rate at the end of the year, equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. Revenues, costs and expenses were translated at the historical exchange rate. Translation differences are recorded in equity in the caption “Effect of translation of foreign entities”, under “Accumulated other comprehensive income items”.

c) Revenue recognition

Revenues are recognized at the time services are rendered. Local service revenues are related to new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers. Local service revenues also include measured usage charges for prepayment plans, based on the number of minutes.

Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card. Revenues from the sale of equipment are recorded when the product is delivered to the customer

Revenues from domestic and international long distance telephone services are determined on the basis of the duration of the calls and the type of service used , which are billed monthly based on the authorized prices. International long distance and interconnection service revenues also include the revenues earned under agreements with foreign carriers for the use of the Company’s facilities in interconnecting international calls. These services are regulated by agreements with these operators, in which the prices to be paid are defined.

Data revenues include revenues from services related to data transmission through private and managed networks and revenues from Internet access.

d) Use of estimates

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions in certain areas. Actual results could differ from these estimates. TELMEX based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of TELMEX. Such changes are reflected in the estimates and assumptions and the related effect in the financial statements when they occur .

These estimates refere principally to the following:

  Estimate for useful lives of property, plant and equipment.

  Liability and assets for pension and seniority premium benefits due to employees.

  Allowance for doubtful accounts receivable.

  Impairment in the value of long-lived assets, intangibles and goodwill .

  Fair value of derivative financial instruments.

e) Financial assets and liabilities

Financial assets and liabilities within the scope of IAS 39 generally include investments in financial instruments, debt and equity instruments, accounts receivable and other accounts receivable, loans and financing, accounts payable and accrued liabilities and derivative financial instruments.

Financial assets and liabilities are initially recognized at fair value, plus directly attributable transactions costs, except for those designated upon initial recognition at fair value through profit or loss.

The subsequent measurement of financial assets and liabilities depends on how they are classified as either financial assets and liabilities measured at fair value, financial assets and liabilities held to maturity and available for sale, loans and accounts receivable.

The financial assets of TELMEX include cash and cash equivalents, trade accounts receivable and other accounts receivable, listed and unlisted financial instruments and derivative financial instruments.

Financial liabilities are classified into the following categories based on the nature of the financial instruments contracted or issued: financial liabilities measured at fair value and financial liabilities measured at their amortized cost.

The Company’s financial liabilities include accounts payable to suppliers, deferred revenues, other accounts payable, loans and derivative financial instruments. Derivative financial instruments are recognized at fair value and short-and long-term debt, as well as accounts payable, are accounted for as financial liabilities measured at their amortized cost.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position if, and only if (i) there is currently a legally enforceable right to compensate the recognized amounts, and (ii) there is the intention to either settle them on a net basis, or to realize the assets and settle the liabilities simultaneously.

Financial instruments fair value

At each financial statement reporting date, the fair value of financial instruments traded in active markets is determined based on market prices, or prices quoted by financial intermediaries (purchase price for asset positions and sales price for liability positions), without any deduction for transaction costs.

For financial instruments that are not traded in an active market, the fair value is determined using generally accepted valuation techniques. Such techniques may include using recent arm’s length market transactions, references to the current fair value of another financial instrument that is substantially similar, a discounted cash flow analysis or other valuation models.

Fair values are determined based on the following hierarchy:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2. Variables other than quoted prices in Level 1 that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) and;

Level 3. Variables used for the asset or liability that are not based on any observable market data (non-observable variables).

f) Cash and cash equivalents

Cash at banks earn interest at floating rates based on daily bank deposit rates. Cash equivalents are represented by short-term deposits made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates. Such investments are stated at acquisition cost plus accrued interest, which is similar to their market value.

g) Allowance for doubtful accounts

The allowance for doubtful accounts is determined based on the Company’s historical experience, past due balances and economics trends, as well as the evaluation of accounts receivable in litigation seeking recovery. The allowance for doubtful accounts primarily covers the balances of accounts receivable greater than 90 days old.

The risk of uncollectibilitty from related parties receivables is evaluated annually based on an examination of each related party’s financial situation and the markets in which they operate.

h) Derivative financial instruments and hedging activities.

The Company is exposed to interest rate and foreign currency risks, which are mitigated through a controlled risk management program that includes the use of derivative financial instruments. The Company uses primarily cross-currency swaps and when necessary foreign currency forwards to offset the short-term risk of exchange rate fluctuations. In order to reduce the risks due to fluctuations in interest rates, the Company utilizes interest-rate swaps, through which it either pays or receives the difference between the net cash amount resulting from paying or receiving a fixed interest rate, and from receiving or paying a variable interest rate, on notional amounts denominated in Mexican pesos or U.S. dollars. Most of these derivative financial instruments qualify and have been designated as cash flow hedges.

The Company’s policy includes: (i) formal documentation of all hedging relationships between the hedging instruments and the hedged positions; (ii) the objectives of risk management, and (iii) the strategy for conducting hedging transactions. This process takes into account the relationship between the cash flows of the derivatives with the cash flows of the corresponding Company’s assets and liabilities recognized in the statement of financial position.

The effectiveness of the Company’s derivatives used for hedging purposes is evaluated prior to their designation as hedges, as well as during the hedging period, which is performed at least quarterly based on recognized statistical techniques. Whenever it is determined that a derivative is not highly effective as a hedge or that the derivative ceases to be a highly effective hedge, the Company ceases to apply hedge accounting for the derivative on a prospective basis. In the three-month periods ended March 31, 2012 and 2011, there were no gains or losses recognized due to changes in the accounting treatment of hedges.

Derivative financial instruments are recognized in the statement of financial position at their fair values, which are obtained from the financial institutions with which the Company has entered into the related agreements. The Company’s policy is to verify such fair values against valuations provided by an independent valuation agent contracted by the Company. The effective portion of the cash flow hedge’s gain or loss is in equity under the caption “Accumulated other comprehensive income items”, while the ineffective portion is recognized in current year earnings. Changes in the fair value of derivatives that do not qualify as hedging instruments are recognized immediately in earnings.

The change in fair value recognized in earnings related to derivatives that are accounted for as hedges is presented in the same income statement caption as the gain or loss on valuation of the primary position.

i) Inventories

Inventories are valued using the average cost method. The balance of inventories presented in the statement of financial position does not exceed their net realizable value.

The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

The estimate of the net realizable value of inventories is determined based on their age and turnover.

j) Property, plant and equipment

Property, plant and equipment acquired after the transition date are recorded at acquisition cost. Amounts are recorded net of accumulated depreciation less any impairment losses. The acquisition cost includes, in addition to the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Depreciation is computed using the straight line method, based on the estimated useful lives of the related assets, beginning the month after they become available for use. Land is not depreciated.

The asset’s residual values, useful lives and depreciation methods are reviewed at each financial year end and adjusted prospectively, if appropriate.

In the three-month periods ending March 31, 2012 and 2011, the Company did not capitalize any financing costs since it does not have significant qualifying assets with prolonged acquisition periods.

Inventories for the operation of the telephone plant are valued based on the average cost method.

The net book value of any component of property, plant and equipment or any other significant item is removed from the balance sheet at the time of the asset’s disposition or when no future economic benefits are expected from its use or sale. Any gains or losses on the disposition of property, plant and equipment represent the difference between net proceeds of the disposition, if any, and the net book value of the item at the time of disposition. These gains or losses are recognized in earnings upon disposition.

The carrying value of property, plant and equipment is reviewed whenever there are indicators of impairment in such assets. Whenever an asset’s recovery value, which is the greater of the asset’s selling price and its value in use (the present value of future cash flows), is less than the asset’s net carrying value, the difference is recognized as an impairment loss. In the three-month periods ended March 31, 2012 and 2011, there were no indicators of impairment in these long-lived assets.

k) Leases

When the risks and benefits inherent to the ownership of the leased asset remain mostly with the lessor, they are classified as operating leases and rent expense is charged to results of operations when incurred.

Property and equipment lease agreements are recognized as capital leases if (i) the ownership of the leased asset is transferred to the lessee upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable ; (iii) the term of the lease is substantially the same as the remaining useful life of the leased asset; or (iv) the present value of minimum lease payments is substantially the same as the market value of the leased asset, net of any future benefit or residual value.

l) Licenses and trademarks

TELMEX records licenses at acquisition cost. The amortization period is based on the terms of the licenses, which range from 5 to 20 years. Trademarks are recorded at their estimated fair favlue at the date of acquisition, as determined by independent appraisers, and are amortized using the straight-line method over a 16-year period.

m) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at fair value at the acquisition date and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquirer’s identifiable net assets. Acquisition-related costs incurred are expensed and included in administrative expenses.

The subsequent acquisition of non-controlling interest is considered a transaction between entities under common control and any difference between the purchase price and the carrying value of net assets acquired is recognized as an equity transaction.

Goodwill is initially measured as the excess of the acquisition price and the amount recognized for non-controlling interest, as measured at their fair value, over the net identifiable assets acquired and liabilities assumed.

n) Impairment in the value of long-lived assets

The Company has a policy in place for evaluating the existence of indicators of impairment in the carrying value of long-lived assets, including goodwill and intangibles. When there are such indicators, or in the case of assets whose nature requires an annual impairment analysis, the recovery value of the asset is estimated, which is the greater of its fair value, less any disposal costs, and its value in use. Value in use is determined by discounting estimated future cash flows, applying a discount rate after tax that reflect the time value of money and taking into consideration the specific risks associated with the asset. When the recovery value of an asset is below its net book value, impairment is considered to exist. In this case, the book value of the asset is reduced to the asset’s recovery value, recognizing the loss in results of operations for the respective period. Depreciation and/or amortization expense of future periods is adjusted based on the new accounting value determined for the asset over the asset’s remaining useful life. Impairment is analyzed for each asset individually, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets (cash generating units).

In the estimation of impairment,the Company uses strategic plans, in which for periods longer than a year, projections are used based on such strategic plans applying a constant or decreasing expected growth rate.

The premises used to make the financial forecasts were the following:

• Current subscribers and expected growth.

• Market situation and penetration expectations

• Investments in maintenance of the current assets

• Market consolidation and synergies

Weighted average cost of capital (WACC) and market participants

To determine the discount rate, the Company uses WACC. For the variables used in its estimation, the Company utilized public information at the date closest to the financial statement reporting date.

The estimated discount rate used for the impairment tests conducted pursuant to IAS 36, considers the evaluation of market participant assumptions, considering their similarity to the Company’s businesses.

o) Accrued liabilities

Accrued liabilities are recognized whenever (i) the Company has current obligations (legal or constructive) resulting from a past event, (ii) when it is probable the obligation will give rise to a future outflow of economic resources for its settlement and (iii) the amount of the obligation can be reliably estimated.

When the effect of the time value of money is significant, the amount of the liability is determined as the present value of the expected disbursements to settle the obligation. The discount rate applied is determined on a pre-tax basis and reflects current market conditions at the statement of financial position date and, where appropriate, the risks specific to the liability. When discounting is used, an increase in the liability is recognized as an interest expense.

Contingent liabilities are recognized only when it is probable they will give rise to a future outflow of economic resources for their settlement. Also, commitments are only recognized when they will generate a loss.

p) Employee benefits

The cost of pension benefits and seniority premiums are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries using the projected unit-credit method.

Actuarial (losses) gains are being amortized over a period of 11 years, which is the estimated average remaining working lifetime of Company employees.

q) Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated monetary assets and liabilities are valued at the prevailing exchange rate at the statement of financial position date. Exchange differences from the transaction date to the time foreign currency denominated monetary assets and liabilities are settled, as well as those arising from the translation of foreign currency denominated balances at the statement of financial position date, are charged or credited to results of operations.

r) Taxes on profits

Current and deferred income taxes are recorded as an income or expense in the statement of income, except to the extent that the tax arises from a transaction or event which is recognized, in the same or a different period, outside profit or loss, either in other comprehensive income or in equity.

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Deferred income tax

Deferred income taxes are recognized using the asset and liability method. Under this method, deferred income taxes are recognized on all differences between the financial reporting and tax values of assets and liabilities, applying the enacted income tax rate effective as of the statement of financial position date, or the enacted rates at that date that will be in effect when the deferred tax assets and liabilities are expected to be recovered or settled.

The Company periodically evaluates the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that do not have a high probability of being realized.

s) Statement of income presentation

Costs and expenses shown in the Company’s statement of income are presented based on a combination of their nature and function, in accordance with industry practice since such classification allows for an appropriate evaluation of operating profit.

The “Operating profit” caption is shown in the statement of income since it is an important indicator used for evaluating the Company's operating results.

t) Statement of cash flows

The statement of cash flows shows the entity’s cash inflows and outflows during the period. Also, the statement of cash flows begins with profit before income tax, followed by cash flows from operating activities, then cash flows from investing activities and finally cash flows from financing activities.

The statement of cash flows for the three-month periods ended March 31, 2012 and 2011 were prepared using the indirect method.

u) Earnings per share

Earnings per share are determined by dividing net income attributable to equity holders of the parent by the weighted-average number of shares outstanding during the year. In determining the weighted-average number of shares outstanding during the year, shares acquired by the Company have been excluded.

v) Concentration of risk

The main financial instruments used by the Company for financing purposes are bonds, domestic senior notes, bank loans, derivative financial instruments and accounts payable. The Company holds several financial assets, such as cash and cash equivalents, accounts receivable and prepaid expenses that come directly from its operations.

The main risks associated with the Company’s financial instruments are cash flow risk, liquidity risk, market risk and credit risk. The Company uses sensitivity analyses to measure the potential losses based on a theoretical increase of 100 basis points in interest rates and a 10% fluctuation in the relevant exchange rates. The Board of Directors approves the policies submitted by management to manage these risks.

Credit risk represents the potential loss from the failure of counterparties to completely comply with their contractual obligations. The Company is also exposed to market risks related to fluctuations in interest rates and exchange rates. In order to reduce the risks related to fluctuations in interest rates and exchange rates, the Company uses derivative financial instruments as hedges against its debt obligations.

Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents; trade accounts receivable, debt and derivative financial instruments. Pension fund assets are subject to market risk. The Company’s policy is designed to not restrict its exposure to any one financial institution; therefore, the Company’s financial instruments are maintained in different financial institutions.

The credit risk in accounts receivable is diversified because the Company has a broad customer base. The Company continuously evaluates the credit conditions of its customers and does not require collateral to guarantee collection of its accounts receivable. In the event the collection of accounts receivable deteriorates significantly, the Company’s results of operations could be adversely affected.

A portion of the Company’s cash surplus is invested in term deposits with financial institutions with high credit scores.

w) Segments

Segment information is presented based on information used by the Company in its decision-making processes (Note 8).

Local and long distance segment information differs from the information presented in the consolidated financial statements due to:

  Segment information only includes those companies that are directly involved in rendering local and long distance telephone services in Mexico.

  Local service includes: revenues from basic rent, measured service, installation charges, equipment sales and interconnection.

  Long distance service includes: revenues from basic services of domestic and international long distance services; it does not include revenues from rural and public telephony and data services.

  The services being disclosed include the corresponding attributes for interconnection, billing, collections, and co-location and leased lines.

  Interconnection with cellular operators includes revenues from calling party pays service.

x) New accounting pronouncements

The IFRS improvements and modifications as well as the interpretations that have been published in 2011 are as follows. At the financial statements’ date, these standards have not become effective, and the Company has not early adopted them.

New Standards		Mandatory application Date
IFRS 9	Financial Instruments: Classification and Measurement	January 1, 2015
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013

IFRS 9 “Financial Instruments”

The standard introduces new requirements for the classification and measurement of financial assets, permitting early adoption. It requires that all the financial assets be classified on the basis of the business model for the financial assets management and the characteristics of the contractual cash flows of the financial assets. Under this standard, the financial assets are measured either at amortized cost or fair value. Only the financial assets classified as measured at amortized cost should be tested for impairment. Its application is effective beginning January 1, 2015, with early adoption allowed.

IFRS 10 “Consolidated Financial Statements”

This statement replaces the section of IAS 27 “Consolidated and separate financial statements” which refers to accounting for consolidated financial statements. It also includes matters included in SIC 12 “Consolidation-Special purpose entities”. IFRS 10 establishes a sole model of control that applies to all entities (including special purpose entities or structured entities). The changes in IFRS 10 will require the Company’s management apply professional judgment when determining which entity is controlled and must be consolidated, as compared to the requirements of IAS 27.

IFRS 11 “Joint Arrangements”

IAS 31 “Interests in Joint Ventures” and SIC 13 “Jointly Controlled Entities – Non-Monetary Contributions by Venturers” are replaced by IFRS 11 “Joint Arrangements”. IFRS 11 used some of the terminology that was used in IAS 31, but with different meanings. While IAS 31 identifies three forms of joint ventures, IFRS 11 has only two forms of joint arrangements (joint venture and joint operation) when joint control exits. Because IFRS 11 uses the control principle in IFRS 10 to identify control, the determination if there is joint control may change. Also IFRS 11 removes the option to account for jointly-controlled entities using proportionate consolidation. Instead, those jointly-controlled entities must be accounted for using the equity method. For joint operations, those including jointly-controlled assets, start-up joint operations and start-up jointly-controlled entities, an entity must recognize its share of assets, liabilities, revenues and expenses in accordance with the applicable IFRS.

IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 includes all the disclosures that were in IAS 27 related to consolidation, as well as the disclousres previously included in IAS 31 and IAS 28. These disclosures refer to the participation in related entities, joint arrangements, associated companies and structured entities. New disclosures are also required.

IFRS 13 “Fair Value Measurement”

IFRS 13 establishes a sole-source guide about fair value measurement, when such is required or allowed by IFRS. It does not change when an entity must use fair value. The standard changes the fair value definition to the price that could be received when an asset is sold, or the price that could be paid to settle a liability, in a normal transaction between market participants at the valuation date (exit price). In addition, IFRS 13 requires new disclosures.

The Company is still evaluating the impact that the aforementioned IFRS may have on the consolidated financial statements.

Improvement and modifications to existing IFRS are as follows:

	Improvements and modifications	Mandatory application date

IAS 19	Employee Benefits	January 1, 2013

IAS 19 “Employee Benefits”

On June 16, 2011, the IASB published modifications to IAS 19, “Employee Benefits”, which changes the accounting for defined benefit plans and termination benefits. The modifications require the recognition of the changes in the defined benefit obligation and plan assets when they occur, eliminating the corridor approach and accelerating the recognition of past service costs. Changes in the defined benefit obligation and plan assets are divided in three components: service cost, net interest of net (assets) liabilities of defined benefits and remeasurements of the net (assets) liabilities for defined benefits. The net interest is calculated using a rate of return for high quality corporate bonds, which may be less than the current rate used to calculate the expected return on the plan assets, resulting in a decrease to the profit for the current period. The modifications are effective beginning January 1, 2013, with early adoption allowed. Also retrospective application is required with certain exceptions.

The Company is still evaluating the impact that the aforementioned IFRS may have on the consolidated financial statements. However, the Company expects the amended guidance, upon adoption, to result in the recognition of unamortized actuarial losses in “Accumulated other comprehensive income items” in equity.

  Property, Plant and Equipment

During the three-month period ended March 31, 2012, the capital expenditures (before retirements) made by the Company were P. 3,473,687 (U.S.$269.7 million), 84.5% of which was used for growth and infrastructure projects in the data business, connectivity and transmission networks.

  Debt

Short-term and long-term debt consists of the following:

	Weighted average interest rate at		Maturities	Balance at
	March 31, 2012	December 31, 2011	from 2012 through	March31, 2012	December 31, 2011
Debt denominated in foreign currency:
Senior notes	5.5%	5.5%	2019	P. 11,977,809	P. 13,031,014
Bank loans	0.8%	0.9%	2018	14,005,971	22,759,931
Otros	2.0%	2.0%	2022	157,990	177,115
Total debt denominated in foreign currency				26,141,770	35,968,060
Debt denominated in Mexican pesos:
Senior notes	8.8%	8.8%	2016	4,500,000	4,500,000
Domestic senior notes	6.4%	6.4%	2037	21,400,000	21,400,000
América Móvil	5.0%	5.0%	2015	16,070,000	9,870,000
Bank loans	5.4%	5.4%	2012	55,000	55,000
Total debt denominated in Mexican pesos				42,025,000	35,825,000
Total debt				68,166,770	71,793,060
Less short-term debt and current portion of long-term debt				8,810,538	12,675,567
Long-term debt				P. 59,356,232	P. 59,117,493

The above-mentioned rates are subject to market variances and do not include the effect of the Company’s agreement to reimburse certain lenders for Mexican withholding taxes. The Company’s weighted-average cost of debt at March 31, 2012 (including interest expense, interest rate swaps, fees and withholding taxes, and excluding exchange rate variances) was approximately 6.3% (5.9% at December 31, 2011).

Short-term debt and current portion of long-term debt consist of the following:

	Balance at
	March 31, 2012	December 31, 2011
Short term debt:
Bank loans	P. 55,000	P. 55,000
	55,000	55,000
Current portion of long-term debt:
Domestic senior notes	4,800,000	4,800,000
Bank loans	3,955,538	7,820,567
	8,755.538	12 ,620,567
Total	P. 8,810,538	P. 12,675,567

Senior notes:

At March 31, 2012, we had two outstanding senior notes denominated in US dollars, one for U.S.$554.8 million due in 2015 and the other for U.S.$377.4 million due in 2019 (equivalent, both together to P. 11,977,809) and an outstanding senior note denominated in Mexican pesos for a total of P.4,500,000.

On February 2, 2011, América Móvil launched a private offer to exchange any and all outstanding senior notes of TELMEX with maturity in 2015 and 2019, for new senior notes of América Móvil. The offer expired on March 3, 2011. As a result of the offer, on March 8, 2011, U.S.$243.6 million of senior notes due in 2015 and U.S.$122.6 million of senior notes due in 2019 were exchanged for América Móvil senior notes. On March 10, 2011, TELMEX paid América Móvil U.S.$394.0 million, which includes a premium of U.S.$27.8 million, to extinguish the exchanged senior notes. The consideration paid by TELMEX was based on the same market conditions under which the TELMEX senior notes were exchanged by América Móvil.

Syndicated loans:

At March 31, 2012, we had a syndicated loan with an outstanding balance of U.S.$465 million due in August 2013. On March 21, 2012, we partially prepaid this loan in the amount of U.S.$235 million, which was originally scheduled to mature in August 2012. This loan bears interest at a specified margin over the London Interbank Offered Rate (“LIBOR”). At March 31, 2012, this loan is equal to P.5,974,739 and are included under Bank loans (debt denominated in foreign currency).

On March 6, 2012, we totally prepaid a syndicated loan in the amount of U.S.$250 million, which was originally scheduled to mature in June 2012.

Domestic senior notes (Certificados bursátiles):

All domestic senior notes are denominated in Mexican pesos; some bear fix-rate interest, while others bear interest equal to a specified margin in respect of the Mexican interbank equilibrium interest rate (“TIIE”). At March 31, 2012, we had P.21,400,000 in outstanding domestic senior notes.

On July 7 and September 15, 2011, TELMEX repaid P.4,000,000 and P.500,000 in domestic senior notes that were issued in July, 2009 and September, 2006, respectively. On April 16, 2012, TELMEX repaid P.4,500,000 in domestic senior notes that were issued in April, 2007.

América Móvil:

In July, 2011, TELMEX entered a revolving credit line in pesos with América Móvil maturing in July, 2015. This loan bears interest with a 20-basis points margin over TIIE. At March 31, 2012, TELMEX made provisions for an amount of P.26,300,000 and made repayments for a total amount of P.7,230,000.

On December 27, 2011, América Móvil partially assigned the rights and obligations of principal amount P.11,370 million (U.S.$823) to its subsidiary Sercotel, S.A. de C.V. (Sercotel). TELMEX repaid to Sercotel $1,800 million of this principal amount. The loan with América Móvil is still current.

Restrictions:

A portion of the above-mentioned debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At March 31, 2012, the Company was in compliance with all these requirements.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the Company, as so defined in each instrument. The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom or its current shareholders continue to hold the majority of the Company’s voting shares.

Long-term debt maturities at March 31, 2012 are as follows:

Years	Amount
2013	7,747,809
2014	8,377,878
2015	24,038,019
2016	7,124,924
2017 and thereafter	12,067,602
Total	P. 59,356,232

Derivative financial instruments and hedging activities:

At March 31, 2012 and December 31, 2011, the derivative financial instruments held by the Company are as follows:

	March 31, 2012		December 31, 2011
	Notional	Fair value asset (liability)	Notional	Fair value asset (liability)
Instrument	(in millions)		(in millions)
Cross currency swaps	U.S.$ 1,577	P. 2,768	U.S.$ 2,101	P. 6,115
Interest-rate swaps in pesos	P. 12,840	(1,542)	P. 12,840	(1,497)
Total		P. 1,226		P. 4,618

The Company’s derivatives are acquired in over-the counter markets, mostly from the same financial institutions with which it has contracted its debt.

In March 2012, cross currency swaps in the equivalent of U.S.$250 million, which hedged the syndicated loan with maturity in June 2012, were unwound. In addition, U.S.$233 million of cross currency swaps were unwound, which partially hedge the syndicated loan with maturity in 2013.

At March 31, 2012, the Company had interest rate swaps in Mexican pesos for P.12,840 million to hedge the floating rate risk in local currency, fixing it at an average of 8.46%.

During the three-month period ended March 31, 2012, the change in the fair value of the cross currency swaps that offset the exchange gain on the foreign-currency denominated debt was a net charge of P.2,440,915 (net charge of P.1,420,242 in the same period of 2011).

Additionally, during the first quarter of 2012, the company recognized in interest expense a net charge for interest rate swaps of P.310,761 (net credit of P.51,831 in 2011).

During the three-month period ended March 31, 2012, the ineffective portion of the cash flow hedges was a net charge of P.68,039 (net charge of P.48,750 in 2011), recognized in interest expense.

6. Related Parties

The most relevant transactions with related parties were as follows:

	For the three-month periods ended March 31,
	2012	2011
Investment and expenses:
Construction services, purchase of materials, inventories and fixed assets	P. 1,023,919	P. 955,544
Network maintenance services, insurance premiums, information technology services and others	718,111	662,292
Calling party pays interconnection fees and other telecommunication services	542,092	1,337,309
Cost of termination of international calls	194,682	180,388

Revenues:
Billing and collection services, access to the telephone directory customer data base and other services	381,634	402,495
Rental of private circuits and other telecommunications services	857,877	1,114,633
Revenues from termination of international calls	119,805	105,680

7. Equity

  Capital stock

At March 31, 2012, capital stock is represented by 18,030 million shares issued and outstanding with no par value, representing the Company’s fixed capital (18,030 million at December 31, 2011).

In the three-month period ended March 31, 2012, the Company did not make acquisitions of own shares.

In the three-month period ended March 31, 2011, the Company acquired 82.0 million Series “L” shares for P.860,697.

The cost of the repurchased shares, in the amount that exceeds the portion of capital stock corresponding to the repurchased shares, is charged to retained earnings.

  Dividends

In March 2012, the Company paid the fourth installment of P. 0.1375 per outstanding share, which was authorized at the regular meeting held on April 28, 2011.

At a regular meeting held on April 28, 2011, the shareholders agreed to declare a cash dividend of P.0.55 per outstanding share, to be paid in four installments of P.0.1375 each in June, September and December 2011 and in March 2012.

In March 2011, the Company paid the fourth installment of P. 0.1250 per outstanding share, which was authorized at the regular held on April 29, 2010.

The cash dividends paid in the three-month periods ended March, 31 2012 and 2011 were P. 2,434,112 and P. 2,215,514, respectively.

8. Segments

TELMEX operates primarily in two segments: local and long distance telephone service. The local telephone service segment corresponds principally to local fixed-line wired service, including interconnection service. The long distance service segment includes domestic and international service. Other segments include the long distance calls made from public and rural telephones, data services and other services. Additional information related to the Company’s operations is provided in Note 3. The following summary shows the most important segment information, which has been prepared on a consistent basis:

	(in millions of Mexican pesos)
	Local service	Long distance	Other segments	Adjustments	Consolidated total
March 31, 2012
Revenues:
External revenues	P. 13,147	P. 4,309	P. 9,126		P. 26,582 ty, rsl 29, 2010.share, which was authorized at tehP. meeting held on April 28, 2011.
Intersegment revenues	2,957		301	P. (3,258)
Depreciation and amortization	2,172	378	1,657		4,207
Operating income	1,222	112	4,049		5,383
Segment assets	67,213	11,258	56,370		134,841

March 31, 2011
Revenues:
External revenues	P. 14,296	P. 4,801	P. 8,450		P. 27,547
Intersegment revenues	2,800		207	P. (3,007)
Depreciation and amortization	2,309	409	1,519		4,237
Operating income	2,637	251	3,771		6,659
Segment assets	65,749	10,757	41,647		118,153

The financing cost, equity interest in net profit of associated companies and the income tax expense are not allocated to each segment, because they are handled at the corporate level.

Segment assets include property, plant and equipment (excluding accumulated depreciation), construction in progress and advances to equipment suppliers, and inventories for operation of the telephone plant.

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2012

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Final printing

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COMPANY NAME	PRICIPAL ACTIVITY	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT
				ACQUISITION COST	CURRENT VALUE
Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and U.S.A.	510,138,000	45.00	510,138	907,379
Centro Histórico de la Ciudad de México, SA de CV	Real State Services	16,004,000	12.79	80,020	103,719
TM and MS, L L C.	Internet portal (Prodigy MSN)	1	50.00	29,621	282,418
Hildebrando, S.A. de C.V.	Information Technology Services	462,768	17.63	166,423	203,980

TOTAL INVESTMENT IN ASSOCIATES				786,202	1,497,496

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2012

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 4

BREAKDOWN OF CREDITS

(Thousands of Mexican Pesos)

Final printing

---

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES / NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BANKS
FOREIGN TRADE
EXPORT DEVELOPMENT C. (1)	YES	16/03/2006	22/07/2014	1.1348							69,861	69,862	99,750	16,364
MIZUHO CORPORATE BANK LTD (1)	YES	15/01/2007	10/03/2018	1.0793							406,886	406,886	813,772	813,772	813,772	770,857
NATIXIS (3)	YES	28/02/1986	31/03/2022	2.0000							16,006	9,375	25,381	25,382	25,382	56,464

SECURED

COMERCIAL BANKS

BANK OF AMERICA, N.A. (2)	YES	13/06/2008	13/06/2014	0.8180									256,978	385,467
BBV ARGENTARIA (6)	YES	12/02/2008	18/02/2014	0.5260									3,107,005
CITIBANK, N.A. (2)	YES	11/08/2006	11/08/2013	0.7930								2,976,662	2,998,077
BANAMEX (4)	NO	28/06/2010	26/06/2012	5.3700	55,000

OTHER

TOTAL BANKS					55,000						492,753	3,462,785	7,300,963	1,240,985	839,154	827,321

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES / NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
STOCK MARKET

LISTED STOCK EXCHANGE (MEXICO AND / OR FOREIGN)

UNSECURED
CERT. BURSAT TELMEX 02-4(3)	NO	31/05/2002	31/05/2012	10.2000	300,000
CERT. BURSAT TELMEX 07 (3)	NO	23/04/2007	16/03/2037	8.3600						5,000,000
CERT. BURSAT TELMEX 07-2 (4)	NO	23/04/2007	16/04/2012	4.6700	4,500,000
CERT. BURSAT TELMEX 08 (3)	NO	21/04/2008	05/04/2018	8.2700						1,600,000
CERT. BURSAT TELMEX 09-2 (4)	NO	10/07/2009	04/07/2013	5.7200			4,000,000
CERT. BURSAT TELMEX 09-3 (4)	NO	03/11/2009	30/10/2014	5.7200				4,000,000
CERT. BURSAT TELMEX 09-4 (4)	NO	03/11/2009	27/10/2016	6.0200						2,000,000
5 1/2 SENIOR NOTES (3)	SI	27/01/2005	27/01/2015	5.5000										7,128,865
5 1/2 SENIOR NOTES (3)	SI	12/11/2009	15/11/2019	5.5000												4,848,944
8 3/4 SENIOR NOTES PESOS (3)	SI	31/01/2006	31/01/2016	8.7500					4,500,000

SECURED

PRIVATE PLACEMENTS

UNSECURED

SECURED

TOTAL STOCK MARKET LISTED IN STOCK EXCHANGE AND PRIVATE PLACEMENT					4,800,000		4,000,000	4,000,000	4,500,000	8,600,000				7,128,865		4,848,944

CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES / NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
					TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST

OTHER NON-CURRENT LIABILITIES WITH COST	NO	05/07/2011	03/07/2015						16,070,000

TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST									16,070,000

SUPPLIERS

SUPPLIERS N.C.	NO				3,652,178
SUPPLIERS F.C.	YES										3,035,206

TOTAL SUPPLIERS					3,652,178						3,035,206

OTHER CURRENT AND NON-CURRENT LIABILITIES

OTHER N.C.	NO				12,911,667	1,605,770	156,952	140,519	140,519	675,638
OTHER F.C.	YES										191,722

TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES					12,911,667	1,605,770	156,952	140,519	140,519	675,638	191,722

GENERAL TOTAL					21,418,845	1,605,770	4,156,952	4,140,519	20,710,519	9,275,638	3,719,681	3,462,785	7,300,963	8,369,850	839,154	5,676,265

A.- Interest rates:

The credits breakdown is presented with an integrated rate as follows:

  6 months USD Libor rate plus margin

  3 months USD Libor rate plus margin

  Fixed Rate

  28 days TIIE rate plus margin

  91 days TIIE rate plus margin

  3 months JPY LIBOR plus margin

B.- The following rates were considered:

- Libor at 6 months in US dollars is equivalent to a 0.7330 at March 31, 2012.

- Libor at 3 months in US dollars is equivalent to 0.4680 at March 31, 2012.

- TIIE at 28 days is equivalent to 4.7700 at March 31, 2012.

- TIIE at 91 days is equivalent to 4.78750 at March 31, 2012.

- Libor at 3 months in JPY is equivalent to 0.1960 at March 31, 2012.

C.- The suppliers' Credits are reclassified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at March 31, 2012, were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	1,780,446	12.85
EURO (EUR)	9,215	17.15
JAPANESE YEN (JPY)	19,891,200	0.16

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2012

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 5

MONETARY FOREIGN CURRENCY POSITION

(Thousands of Mexican Pesos)

Final printing

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FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		THOUSAND PESOS TOTAL
	THOUSANDS OF DOLLARS	THOUSAND PESOS	THOUSANDS OF DOLLARS	THOUSAND PESOS

MONETARY ASSETS	201,592	2,590,232	0	0	2,590,232

LIABILITIES	2,031,382	26,101,027	254,316	3,267,671	29,368,698
SHORT-TERM LIABILITIES POSITION	556,812	7,154,421	2,183	28,045	7,182,466

LONG-TERM LIABILITIES POSITION	1,474,570	18,946,606	252,133	3,239,626	22,186,232

NET BALANCE	(1,829,790)	(23,510,795)	(254,316)	(3,267,671)	(26,778,466)

FOREIGN CURRENCY USED:

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:

CURRENCY	E.R.
DOLLAR (USD)	12.85
EURO	17.15
JAPANESE YEN	0.16

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2012

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 6

DEBT INSTRUMENTS

(Thousands of Mexican Pesos)

Final printing

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FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

A portion of the debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom, S.A. de C.V. (TELMEX's controlling company) or its current stockholders continue to hold the majority of the Company's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED

At March 31, 2012, the Company has complied with such restrictive covenants.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2012

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 7

DISTRIBUTION OF REVENUE BY PRODUCT

Final printing

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MAIN PRODUCTS OR PRODUCT LINE	SALES		MARKET SHARE %	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
NATIONAL INCOME
LOCAL SERVICE	0	9,451,057	0
LONG DISTANCE SERVICE	0	3,329,023	0
INTERCONNECTION	0	1,825,996	0
DATA	0	8,844,079	0
OTHERS	0	2,069,960	0

EXPORT INCOME
INTERNATIONAL CONNECTION	0	804,384	0
DATA	0	45,631	0
OTHERS	0	7,554	0

INCOME OF SUBSIDIARIES ABROAD
LONG DISTANCE SERVICE	0	201,011	0
OTHERS	0	3,611	0

T O T A L	0	26,582,306	0

---

MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2012

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Final printing

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SERIES	NOMINAL VALUE ($)	VALID COUPON	NUMBER OF SHARES				CAPITAL SOCIAL
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUSCRIPTION	FIXED	VARIABLE
A	0.00432		361,544,912			361,544,912	1,561
AA	0.00432		7,839,596,082		7,839,596,082		33,848
L	0.00432		9,828,359,006			9,828,359,006	42,434
TOTAL			18,029,500,000		7,839,596,082	10,189,903,918	77,843

TOTAL NUMBER OF SHARES REPRESENTING THE CAPITAL STOCK OF THE DATE OF SENDING THE INFORMATION: 18,029,500,000

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2012

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION NACIONAL BANCARIA Y DE VALORES (BANKING AND SECURITIES MEXICO'S COMMISSION)

Final printing

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Quarterly Report of Derivative Financial Instruments

I. Executive Summary

As of March 31, 2012, Teléfonos de México, S.A.B. de C.V. (“Telmex” or the “Company”) had cross currency swap agreements in the equivalent of U.S.$1,577 million, which have hedged the exchange rate and interest rate risks related to the bonds with maturity in 2015 and 2019 for a total amount of U.S.$739 million and loans with maturities from 2013 to 2018 for a total amount of U.S.$838 million. These hedges allowed us to fix the exchange rate of our debt on a weighted average exchange rate of P.11.1021 Mexican pesos per US dollar and an average interest rate of 28-day TIIE less a specified margin, as well as to set a fixed rate of 8.59% for the bond maturing in 2015.

In March 2012, cross currency swaps were unwound in the equivalent of U.S.$250 million, which hedged the syndicated loan with maturity in June 2012. In addition U.S.$ 233 million of cross currency swaps which partially hedge the syndicated loan with maturity in 2013 became due.

At March 31, 2012, the Company had interest rate swaps in Mexican pesos for P.12,840 million to hedge the floating rate risk in local currency, fixing it at an average of 8.46%.

No new derivative instruments were contracted.

These transactions have been carried out based on the policies, strategies and guidelines of the Company.

II. Qualitative and Quantitative Information

i. Management discussion on the policies for using derivative instruments

The policies for using derivative instruments indicated below, are part of the Financial Risk Management Policies approved by the Board of Directors, which describe the general guidelines for the identification, management, measurement, monitoring and control of financial risks that may affect the operation or expected results of Telmex.

The Audit Committee, as a delegated body of the Board of Directors, is responsible to analyze and define the strategy to hedge or mitigate risks related to exchange rate and interest rate fluctuations of the Company’s debt, assess the Management’s results in handling derivative instruments according to the established policies and inform the Board of Directors for their knowledge and, if appropriate, ratification.

Objective to enter into derivative transactions and selected instruments

With the purpose of reducing the risks related to the variations of exchange rate and interest rate, the Company uses derivative instruments associating the hedges with the debt. The derivative instruments that have been selected are, mainly:

  instruments for purchasing US dollars at a specified future time (forwards);

  instruments that involve the exchange of principal and interest from one currency to another (cross currency swaps); and

  instruments to fix the floating interest rates of the debt (interest rate swaps).

The Company uses these instruments in a conservative manner, without any speculative purpose.

Hedge strategies

When the market conditions are favorable, the Company’s Management determines the amounts and goal parameters under which the hedge agreements are contracted. This strategy seeks to reduce the risk exposure of abnormal market fluctuations in the main variables that affect our debt, including exchange rate and interest rate, to maintain a solid and healthy financial structure. Most of our derivative instruments have been designated and qualify as cash flow hedges.

Trading markets and eligible counterparties

The derivative instruments are traded in over-the-counter-markets, i.e. out of an institutionalized exchange market. The financial institutions and counterparties with which the Company enters into such derivative instruments are considered to have a proven reputation and solvency in the market, which allows us to balance our risk positions with such counterparties.

It is a policy of the Company to try to avoid the concentration of more than 25% (twenty five per cent) of the total derivatives position in a single counterparty.

Also, the Company only uses derivative instruments that are of common use in the markets, and therefore, can be quoted by two or more financial institutions to assure the best conditions in the negotiation.

Policies for the appointment of calculation and valuation agents

Given that the Company uses derivative instruments of common use in the market, it appoints a third independent party that is responsible to provide the market price of such instruments. These prices are compared by the Company with the prices provided by the financial intermediaries; and, in certain transactions, the counterparty is able to act as valuation agent under the applicable documentation if it is a financial institution with a proven reputation.

Main terms and conditions of the agreements

It is a policy of the Company that the amount, date and interest rate conditions of the debt to be hedged, if possible, have to coincide with the terms of the hedges, that is usual for this type of transactions in the different markets where it operates.

All the transactions with derivative instruments are made under the ISDA Master Agreement (International Swap Dealers Association) standardized and duly executed by the legal representatives of the Company and the financial institutions, and in the case of counterparties in México, pursuant to the uses and practices of the market in our country.

Margin policies, collaterals and lines of credit

In some cases, the Company has entered into an accessory agreement to the ISDA Master Agreement with the financial institutions, the Credit Support Annex, which sets forth an obligation to grant collaterals for margin calls in case the mark to market value exceeds certain credit limits (threshold amount).

The Company has the policy to keep a close watch of the volume of the transactions entered into with each financial institution in order to avoid, if possible, any margin call.

Processes of levels of authorization required by type of negotiation

All derivative instrument transactions are executed by the Chief Financial Officer, the Assistant Director of Budget and Financial Planning or the Treasury Operation Manager, who are the only individuals registered with the financial institutions for such purposes.

Existence of an independent third party that reviews such processes

Both, the fulfillment of the Corporate Governance Guidelines and the measurement of effectiveness of the derivative instruments, to comply with the International Financial Reporting Standards, are discussed with the independent auditors that validate the reasonable accounting application of the effect of such instruments in the financial statements of the Company.

ii. Generic description of the valuation techniques and accounting policies

As previously stated, derivative instruments are carried out by the Company only for hedging purposes. The measurement of the effectiveness of the hedges is made in a prospective and retrospective manner. For the prospective valuation, we use statistic techniques that allow us to measure in what proportion the change in the value of the hedged debt (primary position) is compensated by the change in the value of the derivative instrument. The retrospective valuation is made by comparing the historic results of the debt flows with the flows of the respective hedges.

The effectiveness of the Company’s derivatives used for hedging purposes is evaluated prior to their designation as hedges, as well as during the hedging period, which is performed at least quarterly. Whenever it is determined that a derivative is not highly effective as a hedge or that the derivative ceases to be a highly effective hedge, the Company ceases to apply hedge accounting for the derivative on a prospective basis. At March 31, 2012, there were no gains or losses recognized due to changes in the accounting treatment for hedges.

Derivative financial instruments are recognized in the balance sheet at their fair values. The effective portion of the cash flow hedge’s gain or loss is recognized in “Accumulated other comprehensive income items” in stockholders’ equity, while the ineffective portion is recognized in current year earnings. Changes in the fair value of derivatives that do not qualify as hedges are immediately recognized in earnings.

The change in fair value recognized in earnings related to derivatives that are accounted for as hedges is presented in the same income statement caption as the gain or loss of the hedged item.

At March 31, 2012, our cross currency swaps position is deemed to be highly effective, with an effectiveness factor of approximately 94.5%

Also, P.8,000 million of our interest rate swaps are deemed to be highly effective, with an effectiveness factor of approximately 83.3%, while the remaining P.4,840 million were considered ineffective.

Adjustments due to early adoption of International Financial Reporting Standards

Beginning in 2012, Mexican issuers with securities listed on a Mexican securities exchange will be required to prepare financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Issuers may voluntarily report using IFRS before the change in the reporting standards becomes mandatory.

The Company, with the respective authorization of its Board of Directors, Audit Committee, the Mexican Stock Exchange and the Mexican National Banking and Securities Commission, decided to adopt IFRS as issued by the IASB as of December 31, 2011, using a transition date as of January 1. 2010.

International Accounting Standard 39, Financial Instruments: Recognition and Measurement , requires that credit risk is taken into account when determining fair value of financial instruments. For the transition from Mexican Financial Reporting Standards (Mexican FRS) to IFRS, Telmex adjusted the fair value of derivative assets and liabilities determined under Mexican FRS with the non performance risk. Therefore, the fair value of derivative assets and liabilities position is net of a credit valuation adjustment attributable to Telmex’s “own credit risk” and derivative counterparty default risk. Non performance risk amounted P.210 million at March 31, 2012 (P.470 million at December 31, 2011).

iii. Management discussion on internal and external liquidity sources to meet the requirements related to derivative instruments

It is estimated that the Company’s cash generation has been enough to service debt and the established derivative instruments to hedge the risks associated with such debt.

iv. Changes in the exposure to the main identified risks and its management

The identified risks are those related to the variations of the exchange rate and interest rate. Given the direct relationship between the hedged debt and the derivative instruments and that they do not have any variables that could affect or terminate the hedge in advance, the Company does not foresee any risk that such hedges could differ from the original purpose for which the hedges were contracted.

In March 2012, cross currency swaps were unwound in the equivalent of U.S.$250 million, which hedged the syndicated loan with maturity in June 2012. In addition U.S.$ 233 million of cross currency swaps which partially hedge the syndicated loan with maturity in 2013 became due.

No new derivative instruments were contracted.

During the three-month period ended March 31, 2012 the change in the fair value of the cross currency swaps that offset the exchange gain of the foreign-currency denominated debt was a net charge of P.2,441 million (net charge of P.1,420 million in the same period of 2011).

Additionally, in the three-month period ended March 31, 2012 the Company recognized in interest expense a net expense for interest rate swaps of P.311 million (net credit of P.52 million in 2011).

During the three-month period ended March 31, 2012, the ineffective portion of cash flow hedges was a net expense of P.68 million (net expense of P.49 million in 2011), recognized in interest expense.

During the first three months of 2012, no margin calls had been required. To date, there has not been any breach in the terms and conditions of the respective agreements.

  v. Quantitative information

Type of Derivative	Purpose of Hedging, Negotiation or Others	Notional Amount		Value of Underlying Asset Variable of Reference		Fair Value		Maturity Amounts per year	Collateral / Lines of Credit (*)
		Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	Current Quarter	Previous Quarter

Exchange Rate Hedges (Principal and interests)
Cross Currency Swap	Hedging	US Dollar	US Dollar	TIIE	TIIE	MXN	MXN
		1577491	2,100,572	4.7700	4.7900	2,768,169	6,114,677	(1)
				EXCHANGE RATE	EXCHANGE RATE
				12.8489	13.9787

Exchange Rate Hedges (Interests only)
Interest Rate Swap	Hedging	MXN	MXN	TIIE	TIIE	MXN	MXN
		12,840,470	12,840,470	4.7700	4.7900	(1,541,696)	(1,496,359)	2
Total						1,226,473	4,618,318

(*) Of our hedge agreements, 56% of the total hedge amount include margin calls, when the market value exceeds the amounts of the lines of credit that we have in the amount of US$425 million.

(1) These swaps hedge the debt position in US dollars, with the obligation of paying floating rate in Mexican pesos at an average of TIIE less a specified margin and with an average life of 5 years.

(2) These agreements hedge debt position in Mexican pesos at a floating rate, fixing it at an average of 8.46% and with an average life of 4 years.

III. Sensitivity Analysis

In the case of the Company, the sensitivity analysis for changes in the fair value of derivative financial instruments that are in the correlation range of 80% to 125% of effectiveness is not presented, since they are carried out for hedging purposes and therefore, any change in variables (i.e. exchange rates and interest rate) that affect the cash flows of the hedged debt (primary position) would be offset by the changes in the cash flows of the derivative instruments.

Sensitivity analysis for potential losses in fair value considering scenarios of hypothetical, instantaneous and unfavorable changes in interest rates is presented for derivative financial instruments deemed ineffective.

A hypothetical decrease in the value of the underlying asset (interest rate) of 10%, 25% and 50%, would result in an additional charge to the Company’s income statement as follows:

Sensitivity Analysis

Underliying Asset Changes

(figures in million)

				At March 31, 2012		Additional Potential Loss (Pesos)
Type of Derivative	Purpose of Hedging/ Negotiation	Type of Currency	Notional Amount	Value of Underlying Asset	Fair Value (Pesos)	Variation in the value of underlying asset
						- 10%	- 25%	- 50%
Cross currency swap (1)	Hedging	US Dollar	1,577	4.7700% E.R. 12.8489	2,768
Interest rate swap (1)	Hedging	Peso	8,000	4.7700%	(1,110)
Interest rate swap (2)	Hedging	Peso	4,840	4.7700%	(432)	(78)	(197)	(406)
Total					1,226	(78)	(197)	(406)

  1) Hedges deemed as highly effective (a sensitivity analysis is not applicable).

  2) Hedges deemed as ineffective.

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, QUARTER: 1 YEAR: 2012

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

GENERAL INFORMATION

Final printing

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ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A.B. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD MR. CARLOS SLIM DOMIT AV. SAN FERNANDO No.649, COL. PEÑA POBRE 14060 MEXICO, D.F. 53 25 98 01 55 73 31 77 slimc@sanborns.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER MR. HECTOR SLIM SEADE PARQUE VIA 190 - 10 TH . FLOOR OFFICE 1004, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 15 86 55 45 55 50 hslim@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER MR. CARLOS FERNANDO ROBLES MIAJA PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 57 80 52 55 15 76 crmiaja@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF CORPORATE INFORMATION DELEGATE

SUBSIDIARIES COMPTROLLER

MR. NICOLAS CALDERON LOPEZ

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 62 56

57 05 62 31

ncaldero@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

MR. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR MR. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE

SUBSIDIARIES COMPTROLLER

MR. NICOLAS CALDERON LOPEZ

PARQUE VIA 198 - 5TH. FLOOR OFFICE 501, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 62 56

57 05 62 31

ncaldero@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

SHAREHOLDER SERVICES MANAGER

MR. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

INVESTOR INFORMATION RESPONSIBLE

INVESTORS RELATIONS MANAGER

MS. ANNA DOMINGUEZ GONZALEZ

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	SECRETARY OF THE BOARD OF DIRECTORS LEGAL DIRECTOR MR. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2 ND . FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPONSIBLE COMPTROLLER MR. MANUEL LEYVA GOMEZ PARQUE VIA 198 - 5 TH . FLOOR OFFICE 502, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 58 73 57 05 62 31 rreynier@telmex.com

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MEXICAN STOCK EXCHANGE

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 1 YEAR: 2012

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

BOARD OF DIRECTORS

Final printing

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BOARD OF DIRECTORS

DIRECTORS	ALTERNATE DIRECTORS
CARLOS SLIM DOMIT.- PRESIDENT	JOSÉ HUMBERTO GUTIÉRREZ OLVERA Z.
ANTONIO COSÍO ARIÑO	ANTONIO COSÍO PANDO
ANTONIO DEL VALLE RUIZ	- - - - - - - - - - - - - - - - - - - - - -
LAURA DIEZ BARROSO DE LAVIADA	- - - - - - - - - - - - - - - - - - - - - -
AMPARO ESPINOSA RUGARCÍA	- - - - - - - - - - - - - - - - - - - - - -
ELMER FRANCO MACÍAS	MARCOS FRANCO HERNAIZ
DANIEL HAJJ ABOUMRAD	- - - - - - - - - - - - - - - - - - - - - -
ROBERTO KRIETE ÁVILA	- - - - - - - - - - - - - - - - - - - - - -
JOSÉ KURI HARFUSH	EDUARDO TRICIO HARO
ÁNGEL LOSADA MORENO	JAIME ALVERDE GOYA
FRANCISCO MEDINA CHÁVEZ	- - - - - - - - - - - - - - - - - - - - - - - -
JUAN ANTONIO PÉREZ SIMÓN.- VICEPRESIDENT	- - - - - - - - - - - - - - - - - - - - - - - -
MARCO ANTONIO SLIM DOMIT	EDUARDO VALDÉS ACRA
PATRICK SLIM DOMIT	OSCAR VON HAUSKE SOLÍS
HÉCTOR SLIM SEADE	JORGE A. CHAPA SALAZAR
FERNANDO SOLANA MORALES	- - - - - - - - - - - - - - - - - - - - - - - -
MICHAEL J. VIOLA	- - - - - - - - - - - - - - - - - - - - - - - -
MICHAEL BOWLING	- - - - - - - - - - - - - - - - - - - - - - - -
RAFAEL KALACH MIZRAHI	- - - - - - - - - - - - - - - - - - - - - - - -
RICARDO MARTÍN BRINGAS	JORGE C. ESTEVE RECOLONS
EXECUTIVE COMMITTEE
DIRECTORS	ALTERNATE DIRECTORS
1.- CARLOS SLIM DOMIT.- President	1.- OSCAR VON HAUSKE SOLÍS
2.- JUAN ANTONIO PERÉZ SIMÓN	2.- ANTONIO COSÍO ARIÑO
3.- HÉCTOR SLIM SEADE	3.- DANIEL HAJJ ABOUMRAD
4.- MICHAEL J. VIOLA	4.- MICHAEL BOWLING
AUDIT COMMITTEE	CORPORATE PRACTICES COMMITTEE
1.- RAFAEL KALACH MIZRAHI.- President	1.- JUAN ANTONIO PÉREZ SIMÓN.- President
2.- JOSÉ KURI HARFUSH	2.- JAIME ALVERDE GOYA
3.- ANTONIO COSÍO ARIÑO	3.- ANTONIO COSÍO PANDO

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2012.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________ Name: Carlos Fernando Robles Miaja Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - FIRST QUARTER 2012 .